SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                 IN THE MATTER OF
        ALLIANT ENERGY CORPORATION, ET AL.                         CERTIFICATE
                                                                   PURSUANT TO
                 File No. 70-9695                                    RULE 24

   (Public Utility Holding Company Act of 1935)
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          This Certificate of Notification (the "Certificate") is filed by
Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), its wholly-owned subsidiary, Wisconsin Power & Light Company ("WPL" and, together with Alliant Energy, "Applicants"), in connection with the transactions proposed in Applicants' Form U-1 Application-Declaration (the "Application-Declaration"), as amended, in File No. 70-9695. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated August 3, 2000 (the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

          i. On or about August 31, 2000, (a) Alliant Energy entered into a guaranty agreement (the "Guaranty Agreement") with Bank One, NA, as agent for certain lenders with respect to the American Transmission Company LLC (the "Transco") payment obligations under a credit agreement with Bank One, NA, as agent; and (b) Alliant Energy entered into a reimbursement agreement with the Transco, under which the Transco will reimburse Alliant Energy for all amounts it pays in respect to the Guaranty Agreement.

          ii. Effective December 20, 2000, (a) WPL acquired a 25% membership interest in the Transco; and (b) WPL acquired 100 shares of the capital stock of ATC Management Co.

          iii. Filed herewith as Exhibit F is a "past-tense" Opinion of Counsel for the Applicants.


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                                S I G N A T U R E

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                                   ALLIANT ENERGY CORPORATION
                                   WISCONSIN POWER AND LIGHT COMPANY


                                   By:  /s/  Edward M. Gleason
                                             -----------------------------
                                        Name:  Edward M. Gleason
                                        Title: Vice President-Treasurer and
                                               Corporate Secretary

January 29, 2001


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